Exhibit 5.1

CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375

www.cliffordchance.com

September 20, 2017

iStar Inc.
1114 Avenue of the Americas, 39th Floor
New York, New York 10036

Ladies and Gentlemen:

We have acted as counsel to iStar Inc., a Maryland corporation (the “Company”), in connection with a registration statement on Form S-3 (File No. 333-220353) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).  We are furnishing this letter to you in connection with the offer and sale by the Company of (i) $400 million aggregate principal amount of the Company’s 4.625% Senior Notes due 2020 (the “2020 Notes”); and (ii) $400 million aggregate principal amount of the Company’s 5.25% Senior Notes due 2022 (the “2022 Notes,” and together with the 2020 Notes, the “Notes”) pursuant to an Underwriting Agreement, dated September 14, 2017 (the “Underwriting Agreement”), by and among the Company and J.P. Morgan Securities LLC and the other several underwriters named therein, and an Indenture, dated as of February 5, 2001, as supplemented by a supplemental indenture with respect to the 2020 Notes, dated as of September 20, 2017 (as supplemented, the “2020 Notes Indenture”), between the Company and U.S. Bank National Association (the “Trustee”), and as supplemented by a supplemental indenture with respect to the 2022 Notes, dated as of September 20, 2017 (as supplemented, the “2022 Notes Indenture” and together with the 2020 Notes Indenture, the “Indentures”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of certain resolutions of the board of directors of the Company (the “Board of Directors”) and of a pricing committee of the Board of Directors (the “Pricing Committee”) relating to the transactions contemplated by the Underwriting Agreement and other related matters.  As to factual matters relevant to the opinion set forth below, we have relied upon certificates of officers of the Company and public officials and representations and warranties of the parties set forth in the Underwriting Agreement.

Based on, and subject to, the foregoing, the qualifications and assumptions set forth herein and such other examination of law as we have deemed necessary, we are of the opinion that the Notes are the legal, valid and binding obligations of the Company (subject to applicable bankruptcy, insolvency, fraudulent conveyances, reorganization or similar laws affecting creditors’ rights generally and by general equitable principles).

The opinion set forth in this letter relates only to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law.  We express no opinion as to the laws of another jurisdiction and we assume no responsibility for the applicability, or effect of the law of any other jurisdiction.

We consent to the filing of this opinion as Exhibit 5.1 to a Current Report on Form 8-K that shall be incorporated by reference into the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus supplement which is a part of the Registration Statement.  In giving this consent, we do not concede that we are within the category of persons whose consent is required under the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Clifford Chance US LLP